788 – 550 Burrard Street Vancouver, BC V6C 2B5 P: 604-899-5450 F: 604-484-4710

No. 14-282
News Release	July 25, 2014

Platinum Group Metals Files Report on Revised and
Updated Mineral Resource Estimate for the Waterberg
Joint Venture and Waterberg Extension Projects

(Vancouver, British Columbia) Platinum Group Metals Ltd. (PTM-TSX; PLG-NYSE MKT) (“Platinum Group” or the “Company”) announces that further to its news release dated June 12, 2014 (the “Release”) announcing an increase in the estimated Inferred Mineral Resource at the Waterberg Joint Venture and adjacent Waterberg Extension in South Africa, it has today filed the associated National Instrument 43-101 technical report. The report, entitled “Revised and Updated Mineral Resource Estimate for the Waterberg Joint Venture and Waterberg Extension Projects, South Africa (Latitude 23° 22′ 01”S, Longitude 28° 49′ 42”E)” is dated effective June 12, 2014 and was prepared by Kenneth Lomberg, B.Sc. (Hons) Geology, B. Com., M. Eng. Pr.Sci.Nat. and Alan Goldschmidt, Pr.Sci.Nat., of Coffey Mining (SA) Pty Ltd. supporting the disclosure of the updated inferred mineral resource estimate. The technical report is consistent in all material respects with the inferred mineral resource estimates announced in the Release. A copy of the report can be found at www.sedar.com and on the Company’s website.

The previously announced total Inferred resource on the Waterberg Joint Venture and the Waterberg Extension in the "T" and "F" layers are estimated at 29 million ounces 4E, 287 million tonnes grading 3.15 g/t 4E (0.94g/t Pt, 1.92 g/t Pd, 0.04 g/t Rh, 0.25 g/t Au, 30%,61%,1%,8% respectively).

Exploration at the Waterberg Joint Venture and the Waterberg Extension continues with 24 drill rigs, focused on in-fill drilling with the objective of converting the majority of Waterberg Platinum deposit on the Waterberg Joint Venture to Indicated as well as expanding the open deposit.

Qualified Person, Quality Control and Assurance

The non-independent qualified person for this Press Release is R. Michael Jones P.Eng. He has relevant experience in precious metals and PGM evaluations and has verified the data by reviewing the detailed assay and geological information on the Waterberg deposit and visiting the site and core yard many times since 2011 including in June 2014.

Ken Lomberg of Coffey Mining South Africa Pty Ltd is the independent qualified person for the Mineral Resources on the Waterberg Deposit and he has reviewed the references to resources and ongoing work in this press release. It is planned that Coffey will prepare an update on the Mineral Resource for the prefeasibility study based on the current in-fill drilling.

788 – 550 Burrard Street Vancouver, BC V6C 2B5 P: 604-899-5450 F: 604-484-4710

About the Waterberg Joint Venture and Waterberg Extension

The Japan Oil, Gas and Metals National Corporation ("JOGMEC"), a state owned mining company from Japan, is an active participant in the Waterberg Joint Venture along with Platinum Group Metals Ltd. and South African empowerment partner Mnombo Wethu Consultants (Pty) Ltd. The Waterberg deposit was discovered in late 2011 by the joint venture partners and has grown dramatically over the past few years to be a globally significant deposit. The deposit is near surface and in an independently engineered PEA, a mine design for the Waterberg Joint Venture project area estimates 655,000 ounces of 3E production at steady state to be accessed by ramp declines, utilizing fully mechanized mining methods. See National Instrument 43-101 technical report at www.sedar.com entitled "Waterberg Mineral Project Preliminary Economic Assessment" filed March 13, 2014. (The economic analysis is based on Inferred Resources and is preliminary in nature. Inferred Resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as Mineral Reserves. There is no certainty that the PEA will be realized).

The Waterberg Extension is owned 87% by Platinum Group Metals directly and indirectly and is located adjacent to the north of the Waterberg Joint Venture within a regional scale set of Prospecting Rights granted to the Company.

About Platinum Group Metals Ltd.

Platinum Group is based in Johannesburg, South Africa and Vancouver, Canada. The Company’s business is currently focused on the construction of the WBJV Project 1 (Maseve) platinum mine and the exploration and initial engineering on the newly discovered Waterberg platinum deposit. The Waterberg discovery was made by the Company stemming from a successful scientific exploration focus in the Company’s founding origins.

On behalf of the Board of
Platinum Group Metals Ltd.
“R. Michael Jones”
President and CEO

For further information contact:
R. Michael Jones, President
or Kris Begic, VP, Corporate Development
Platinum Group Metals Ltd., Vancouver
Tel: (604) 899-5450 / Toll Free: (866) 899-5450

Disclosure

The Toronto Stock Exchange and the NYSE MKT LLC have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

788 – 550 Burrard Street Vancouver, BC V6C 2B5 P: 604-899-5450 F: 604-484-4710

This press release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. securities laws (“forward-looking statements”). Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, plans, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this press release include, without limitation, statements regarding the completion of the WBJV Project 1 mine (Maseve), the Company’s ability to secure further financing, the Company’s plans with respect to future exploration at Waterberg, development and production on the Company’s projects including mine construction at WBJV Project 1 mine (Maseve), and all technical details of the Waterberg PEA. Although the Company believes the forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in market conditions; the nature, quality and quantity of any mineral deposits that may be located; metal prices; other prices and costs; currency exchange rates; the Company’s ability to obtain any necessary permits, consents or authorizations required for its activities; the Company’s ability to access further funding and produce minerals from its properties successfully or profitably, to continue its projected growth, or to be fully able to implement its business strategies and other risk factors described in the Company’s Form 40-F annual report, annual information form and other filings with the SEC and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively.

Cautionary Note to U.S. Investors Regarding Estimates of Inferred Mineral Resources

The disclosure in this press release regarding mineral properties was prepared in accordance with Canadian National Instrument 43-101 (“NI 43-101”), which differ significantly from the mineral reserve disclosure requirements of the U.S. Securities and Exchange Commission (“SEC”) set out in Industry Guide 7. Under NI 43-101, companies are permitted and required to disclose “mineral resources”, which are not “reserves”. U.S. companies subject to the disclosure requirements of the SEC are not normally permitted to disclose mineralization unless they constitute “reserves” by U.S. standards in documents filed with the SEC. Investors are specifically cautioned not to assume that any part or all of “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” will ever be converted into SEC defined mineral reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” exist or will ever be upgraded to a higher category. Under Canadian rules, estimates of "inferred mineral resources" may not form the basis of a feasibility study or prefeasibility studies, except in rare cases. In addition, the definitions of “reserves” and related terms under NI 43-101 and the SEC’s Industry Guide 7 differ significantly. Accordingly, any “reserves” disclosed in this press release may not constitute “reserves” under SEC standards. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards. Further, while NI 43-101 permits companies to disclose the economic projections contained in preliminary economic analyses and pre-feasibility studies, which are not based on “reserves”, U.S. companies are not normally permitted to include such economic projections in their SEC filings prior to the establishment of reserves under SEC standards. For the above reasons, statements contained in this press release that describes mineral reserve and resource estimates or that describes the results of preliminary economic analyses or pre-feasibility studies are not comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.